BlockchAIn Digital Infrastructure, Inc.

1540 Broadway, Ste. 1010

New York, NY 10036

June 4, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	BlockchAIn Digital Infrastructure, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-296413)

Ladies and Gentleman

Reference is made to the Company’s letter, filed as correspondence via EDGAR on June 2, 2026, in which we requested the acceleration of the effective date of the above-captioned registration statement on Form S-1 (the “Registration Statement”) for June 3, 2026, at 5:00 p.m. Eastern Time (the “Effective Date”), in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the Effective Date.

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Very truly yours,

BlockchAIn Digital Infrastructure, Inc.

By:	/s/ Jerry Tang
	Name:	Jerry Tang
	Title:	Chief Executive Officer